September 25, 2015

Arusyak Sukiasyan
President Illumitry Corp.
Sasunci Davit Square
Yerevan, Armenia

Re:   Illumitry Corp.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed on September 8, 2015
    File No. 333-202841

Ladies and Gentlemen:

Pursuant to the staff’s telephone conversation with counsel of Illumitry Corp. ("Company") on September 22, 2015 the Company herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's oral comment, with reference to the Company's amendment number 3 to registration statement on Form S-1 filed with the Commission on September 8, 2015.

Very Truly Yours,

/s/ Arusyak Sukiasyan
Arusyak Sukiasyan
President of Illumitry Corp.